भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date : 17.04.2008
Ref. No.: CO/S&B/SKT/2008/ 1114

FILE NO. 82.4524

SUPPL

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 35
SHAREHOLDING PATTERN AS ON 31ST MARCH 2008

We enclose for your information a copy of our letter No.CO/S&B/SKT/2008/1103 dated 17.04.2008 addressed to Bombay Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

[redacted]

08002139

General Manager
Encl. : a/a.

PROCESSED
APR 30 2008
THOMSON REUTERS

SEC Mail
Mail Processing
Section
APR 23 2008
Washington, DC
109

भारतीय स्टेट बैंक
State Bank of India

शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date :
17-04-2008
Ref. No.:
CO/S&B/SKT/2008/1103

FILE NO. 82.4524

Dear Sir,

LISTING AGREEMENT : CLAUSE 35
SHAREHOLDING PATTERN AS ON 31ST MARCH 2008

In terms of Clause 35 of the Listing Agreement, we enclose a copy of shareholding pattern of the Bank as on the 31st March 2008. We also enclose a soft copy of the same and it is being emailed as well. In this connection, we advise that only the following entities have shareholding of more than 1% of our equity.

Details of Shareholding of entities/ persons holding more than 1% of SBI Equity		
	No. of Shares held	% of Shares in total Equity
Central Govt.	37,72,07,200	59.73
Financial Institutions: 1. Life Insurance Corporation of India	2,65,77,869	4.21
FIIs: 1. CLSA Merchant Bankers Ltd., A/c (Mauritius) Ltd.,	1,67,71,521	2.66
2. Europacific Growth Fund	82,54,966	1.31
Others (GDRs) 1. The Bank of New York (As depository for GDRs)	4,24,81,772	6.73
Total Holding of FIIs/NRIs/GDRs	12,37,82,778	19.60

Yours faithfully,

General Manager
Encl. as above

भारतीय स्टेट बैंक / SBI
शेयर एवं बांड विभाग
Shares & Bonds Dept.
कारपोरेट केंद्र

FILE NO. 82.4524

Statement Showing Shareholding Pattern

Name of the Company : STATE BANK OF INDIA EQUITY

	Scrip Code :	SE		As of	31-Mar-08	
Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total pre-issue shareholding as a percentage of total number of shares	
					As a percentage	As a percentage of
(A)	**Shareholding of Promoter and Promoter Group[2]**					
1	**Indian**					
(a)	**Individuals/ Hindu Undivided Family**	0	0	0	0.0000	0.0000
(b)	**Central Government/ State Government(s)**	1	377207200	377207200	64.0432	59.7347
(c)	**Bodies Corporate**	0	0	0	0.0000	0.0000
(d)	**Financial Institutions/ Banks**	0	0	0	0.0000	0.0000
(e)	**Any Others(Specify)**	0	0	0	0.0000	0.0000
					0.0000	0.0000
	Sub Total(A)(1)	1	377207200	377207200	64.0432	59.7347
2	**Foreign**					
a	**Individuals (Non-Residents Individuals/ Foreign Individuals)**	0	0	0	0.0000	0.0000
b	**Bodies Corporate**	0	0	0	0.0000	0.0000
c	**Institutions**	0	0	0	0.0000	0.0000
d	**Any Others(Specify)**	0	0	0	0.0000	0.0000
d-i						
d-ii						
	Sub Total(A)(2)	0	0	0	0.0000	0.0000
	Total Shareholding of Promoter and Promoter Group (A)= (A)(1)+(A)(2)	1	377207200	377207200	64.0432	59.7347
(B)	**Public shareholding**					
1	**Institutions**					
(a)	**Mutual Funds/ UTI**	259	27872856	27843876	4.7323	4.4140
(b)	**Financial Institutions / Banks**	102	12036124	12022614	2.0435	1.9060
(c)	**Central Government/ State Government(s)**	1	121958	0	0.0207	0.0193
(d)	**Venture Capital Funds**	0	0	0	0.0000	0.0000
(e)	**Insurance Companies**	13	33242808	33241558	5.6440	5.2643
(f)	**Foreign Institutional Investors**	312	80951021	80846045	13.7441	12.8194
(g)	**Foreign Venture Capital Investors**	0	0	0	0.0000	0.0000
(h)	**Any Other (specify)**	0	0	0	0.0000	0.0000
(h-i)						
(h-ii)						
	Sub-Total (B)(1)	687	154224767	153954093	26.1847	24.4231
B 2	**Non-institutions**					
(a)	**Bodies Corporate**	4901	19875446	19781375	3.3745	3.1475
(b)	**Individuals**					
I	**Individuals -i. Individual shareholders holding nominal share capital up to Rs 1 lakh**	626770	33488671	20248836	5.6858	5.3033
II	**ii. Individual shareholders holding nominal**	64	3325978	3312291	0.5647	0.5267
(c)	**Any Other (specify)**	0	0	0	0.0000	
(c-i)	**Non-Residents Indian**	2516	299084	274960	0.0508	0.0474
(c-ii)	**Trust**	159	231418	198355	0.0393	0.0366
(c-iii)	**OCB**	6	1344	944	0.0002	0.0002
(c-iv)	**Foreign National**	2	225	225	0.0000	0.0000
(c-v)	**Foreign Body Corporates**	2	49332	49332	0.0084	0.0078
(c-vi)	**Clearing Member.**	486	285139	284922	0.0484	0.0452
	Sub-Total (B)(2)	634906	57556637	44151240	9.7721	9.1147
(B)	Total Public shareholding (B)= (B)(1)+(B)(2)	635593	211781404	198105333	35.9568	33.5378
	TOTAL (A)+(B)	635594	588988604	575312533	100.0000	93.2726

भारतीय स्टेट बैंक / S.B.I.
शेयर एवं बाण्ड विभाग
Shares & Bonds Dept
CORPORATE CENTRE

DFS LTD
MUMBAI

(C)	Shares held by Custodians and against which Depository Receipts have been issued	1	42481772	42481772	XX	6.7274
	GRAND TOTAL (A)+(B)+(C)	635595	631470376	617794305	XX	100.0000

Datamatics financial services

DFS LTD MUMBAI

भारतीय स्टेट बैंक / S.B.I. शेयर एवं बाण्ड विभाग Shares & Bonds Dept. CORPORATE CENTRE

FILE NO. 82-[illegible]

STATE BANK OF INDIA				
HOLDING OF 1% AND ABOVE SHARES AS ON 31ST MARCH 2008				
SR.NO.		PARTICULARS	SHARES	% TO EQUITY
1	NAME	LIFE INSURANCE CORPORATION OF INDIA	26577869	4.209
	ADDRESS	INVESTMENT DEPARTMENT		
		6TH FLOOR WEST WING CENTRAL OFFICE		
		YOGAKSHEMA JEEVAN BIMA MARG		
		MUMBAI		
		PIN - 400021		
2	NAME	CLSA (MAURITIUS) LIMITED	16771521	2.656
	ADDRESS	CITIBANK N A CUSTODY SERVICES		
		77 RAMNORD HOUSE		
		DR A B ROAD WORLI		
		MUMBAI		
		PIN - 400018		
3	NAME	EUROPACIFIC GROWTH FUND	8254966	1.307
	ADDRESS	HSBC SECURITIES SERVIECS		
		2ND FLOOR SHIV PLOT NO 139-140 B		
		SESTERN EXPRESS HIGHWAY		
		SAHAR ROAD JUNCT, VILE PARLE-E		
		MUMBAI		
		PIN - 400057		

भारतीय स्टेट बैंक S.B.I. शेयर एवं बाण्ड विभाग Shares & Bonds Dept कारपोरेट केंद्र CORPORATE CENTRE

DFS LTD MUMBAI

FILE NO. 82.4524

(I)(c) **Statement showing Shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares**

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Share holding pattern statement at para (I)(a) above}
1	LIFE INSURANCE CORPORATION OF INDIA	26577869	4.209
2	CLSA (MAURITIUS) LTD	16771521	2.656
3	EUROPACIFIC GROWTH FUND	8254966	1.307
4			0.00
5			0.00
6			0.00
7			0.00
8			0.00
9			0.00
10			0.00
TOTAL		51604356	8.172

DFS LTD MUMBAI ★

भारतीय स्टेट बैंक / S.B.I. शेयर एवं बाण्ड विभाग Shares & Bonds Dept. कारपोरेट केंद्र CORPORATE CENTRE

(I)(d) **Statement showing details of lock in shares**

Sr. No.	Name of the shareholder	Number of locked-in shares	Locked-in shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in share holding pattern Statement at para (I)(a) above}
1	N / A		
2			
3			
4			
5			
6			
7			
8			
9			
TOTAL		0	0.00

(II)(a) **Statement showing details of Depository Receipts (DRs)**

Sr. No.	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of outstanding DRs	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	GDR	21240886	42481772	6.727
2				0.00
3				0.00
4				0.00
5				0.00
6				0.00
7				0.00
8				0.00
9				0.00
TOTAL		21240886	42481772	6.727

STATE BANK OF INIDA

LIST OF OCB AS ON 31/03/2008

SRLNO	DPID	CLID	NAME	SHARES
1	IN302470	10793810	YONKERS FINANCE CORPORATION LIMITED	600
2		03081050	CGL HOLDINGS MAURITIUS LTD	350
3	12039200	00006601	MALANKARA PLANTATIONS LIMITED	300
4		03106131	TAKEOFF ENTERPRISES LTD (MAURITIUS)	50
5	12010900	00572636	BHAGYODAY FINANCIAL SERVICES PVT. LTD.	31
6	12012107	15841	KHEDA INFIN AND MARKETING PRIVATE LIMITED	13
				1344

DFS LTD MUMBAI

भारतीय स्टेट बैंक / S.B.I.
शेयर एवं बाण्ड विभाग
Shares & Bonds Dept.
कारपोरेट केंद्र CORPORATE CENTRE

(I)(b) **Statement showing Shareholding of persons belonging to the category "Promoter and Promoter Group"**

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Share holding pattern Statement at para (I)(a) above}
1	PRESIDENT OF INDIA	377207200	59.735
2			0.00
3			0.00
4			0.00
5			0.00
6			0.00
7			0.00
8			0.00
9			0.00
10			0.00
11			0.00
TOTAL		377207200	59.735

DFS LTD MUMBAI

भारतीय स्टेट बैंक / S.B.I. शेयर एवं बाण्ड विभाग Shares & Bonds Dept. कार्पोरेट केंद्र CORPORATE CENTRE

(II)(b) Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares

Sr. No.	Name of the DR Holder	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	The Bank of New York	GDR	42481772	6.727
2				
3				
4				
5				
6				
7				
8				
9				
TOTAL			42481772	6.727

DFS LTD MUMBAI

भारतीय स्टेट बैंक / S.B.I.
शेयर एवं बाण्ड विभाग
Shares & Bonds Dept.
कारपोरेट केंद्र CORPORATE CENTRE

END